Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Triumph Bancshares, Inc.

Commission File Number: 000-06253

June 7, 2021, Frequently Asked Questions for Triumph Bancshares, Inc.

Frequently Asked Questions

If you cannot find your question below, please email AskHR@simmonsbank.com.

What is happening?

Triumph Bancshares, Inc. (“TBI”), parent company of Triumph Bank, has entered into a definitive agreement and plan of merger with Simmons First National Corporation (“SFNC”). Simmons First National Corporation is the parent company of Simmons Bank. Under the agreement, TBI will merge with and into SFNC, with SFNC as the surviving corporation, subject to certain terms and conditions, including approval of the transaction by TBI’s shareholders and regulatory approval. The merger is expected to be finalized in the fourth quarter of 2021.

Triumph Bank has had great success in realizing our mission to help each and every customer succeed by delivering innovative, locally made solutions tailored to their unique needs, and that success has been recognized by industry experts, larger banks and potential investors. It’s become apparent that Triumph could be even more successful as part of a larger bank with greater resources. With its emphases on relationship banking, local decision-making, customer experience and community involvement, Simmons is a great fit for our customers, culture and community bank values.

Why Simmons?

Simmons Bank is a highly successful financial institution with assets of more than $23 billion (as of March 31, 2021). They have approximately 200 locations across six states (Arkansas, Kansas, Missouri, Oklahoma, Tennessee and Texas). Their commitment to Tennessee has recently made headlines via the Simmons Bank Open in Middle Tennessee in May 2021 and the opening of the Simmons Bank Ag Center at the Union City-based Discovery Park of America in December 2020.

We view this partnership as an excellent opportunity for the bank. To combine and invest with a larger partner allows us to take better care of our customers, bankers and shareholders. This combination will allow us to gain scale to afford new technology and to offer improved products and greater lending opportunities.

Simmons has an amazing focus on their customers with relationship building, capabilities to serve as a one-stop shop for financial resources and an impressive digital roadmap to mention a few. They also passionately care about their communities. All these factors, along with Simmons’ commitment to local decision-making and personal touch, were very important when Triumph Bank considered joining their team.

Is Simmons Bank a state or nationally chartered bank?

Simmons Bank is an Arkansas state-chartered bank and a member bank of the Federal Reserve System.

What is the timeline?

Following the announcement of the definitive agreement on June 7, 2021, the focus will be on evaluating how best to integrate the two banking organizations. The acquisition is expected to close in the fourth quarter of 2021. At that time, Triumph Bank also will merge with and into Simmons Bank, with Simmons Bank as the surviving bank.

Did we do something wrong?

Absolutely not. In fact, it’s just the opposite! We built a great franchise and should all be proud that our efforts are being recognized by a much larger, high-performing regional community bank like Simmons. Each of our bankers had a significant impact on making Triumph Bank so desirable.

Will my job change?

For now, all our jobs will stay the same. We will continue to serve our customers and continue to run the bank with our same level of excellence.

Eventually, yes, all of our jobs will change. The changes could include new products, systems and goals to serve our customers. These answers are not determined yet, and we will work through them together.

Will I have a job?

All our Triumph bankers are valued employees. Simmons Bank leaders are impressed by our bankers’ talents and are interested in the opportunity to consider this great new pool of bankers for their employee base. Be patient and give yourself the best possible opportunity to examine your options as decisions are made and they become known to you.

What will happen to my medical benefits?

The Simmons and Triumph HR teams will be working to develop a timeline to transition to the Simmons Healthcare program. As soon as the timing of the benefits transition is known, we’ll give you plenty of notice with all the details. In the meantime, your current Triumph medical, dental, vision, life, disability, FSA and voluntary benefits will continue without interruption. Simmons offers a wide array of benefits including life, dental and vision, and three choices for medical insurance: two high-deductible plans and a PPO. With three plans you’ll have a choice in balancing cost and benefits. We’ll provide education on high-deductible health care plans prior to closing for those who may not be familiar with them.

Additionally, Triumph’s AFLAC program offerings will be converted to a self-pay billing at closing.

If I have specific benefit questions, who do I call?

You can contact AskHR@simmonsbank.com for any questions about Simmons benefits. For questions about Triumph benefits, a senior manager in the Human Resources department is available to help you.

Will I interview to retain my position?

Your opportunity to get to know the Simmons Bank leaders will begin in the next few weeks. The process will vary among departments and positions. We do know that Simmons Bank has a history of proactively matching new team members from acquired banks with opportunities throughout Simmons Bank. Stay tuned to learn more about this.

Will my incentive plan change?

Your incentive plan will not initially change. Simmons Bank will be providing more information on incentive plans over the coming months.

What will happen to my vacation/sick leave?

Your paid time off balances will remain the same for the time being, and we will later transition you to the Simmons time-off program. You’ll learn more about it as those details become available.

Will branches close? How many?

Simmons, Landmark and Triumph bank all have a similar branch network. We will work with Simmons to evaluate the best future-state branch mix in Memphis and Nashville.

What will happen to my customers?

Your customers can expect to continue their banking business as usual until the merger closing expected to occur in the fourth quarter of 2021. There will be several customer communication pieces between now and then to cover any changes that will happen post-closing. In general, customers can expect more things to be the same than different.

Will products change?

For the next few months, no product changes will occur. At the time of closing, our products will merge into Simmons’ product set. We’ll learn about Simmons Bank’s plans to transition our customers at conversion as those plans are finalized.

What new products will we be able to offer to our customers?

Simmons Bank has an impressive technology roadmap, and we expect that there will be new products available to Triumph customers over time. While some may be available sooner, for the most part, these will likely come after the systems conversion (projected to occur in the fourth quarter of 2021). Simmons offers a wide variety of deposit products, treasury management services for businesses, wealth management offerings (including investment management, trust, corporate trust, etc.), a robust mortgage operation and warehouse lending department, and excellent offerings for small business banking.

What can/should I do?

Today, tomorrow and every day after you should do your job to the very best of your ability. Today and every day, we are here to assist our customers with their financial needs. That has not changed. We owe it to our customers and each other to be responsive, positive, focused and thorough in every interaction.

What will the new organization look like?

In many ways, it will look a lot like Triumph. It is uncanny how similar certain aspects of the values, strategies and cultures of Simmons and Triumph appear to be. Of course, there will be differences too. You’ll have many opportunities to get know Simmons Bank’s structure, philosophies and approach to banking over the next several weeks.

When will the signs change?

There is not a specific date yet, but we expect this to occur in the fourth quarter of 2021 in connection with the merger of Triumph Bank with and into Simmons Bank.

When will the bank name change?

Following the merger of Triumph Bank with and into Simmons Bank (which is expected to occur in the fourth quarter of 2021), banking business will be conducted in Simmons Bank’s name.

When will we fully stop using the Triumph Bank name?

Following the merger of Triumph Bank with and into Simmons Bank (which is expected to occur in the fourth quarter of 2021), banking business will be conducted in Simmons Bank’s name.

When will customers know?

Many customers and community members will learn about this news from the press release dated June 7, 2021 and stories in local news outlets and online. Shortly following this announcement direct customer communication pieces will begin to circulate.

Will customers get new debit cards, checks, etc.? If so, when?

These details will be determined over the next several months. For now, customers will continue to use Triumph Bank cards and checks.

What if I’m approached by a reporter?

If you receive questions from media, please direct them to Ashley Leopoulos (ashley.leopoulos@simmonsbank.com or 501-377-7639) or Ed Bilek (ed.bilek@simmonsbank.com or 501-263-7483).

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.